Exhibit 9

Vintage Capital Rejects Standstill Proposal by Aaron’s

—Encourages Board to Immediately Declassify—

ORLANDO, FL -- April 29, 2014 -- Vintage Capital Management LLC (together with its affiliates, “VCM”), the second largest shareholder of Aaron’s, Inc. (NYSE: AAN), today announced that it has delivered a letter to Aaron’s Chairman, Ray Robinson, rejecting Aaron’s proposal for a two year a standstill applicable to VCM and encouraging Aaron’s to, in the interest of good corporate governance, submit to shareholders a binding vote to declassify the Board of Directors at the 2014 Annual Meeting. The letter also confirms that Vintage will continue with its nomination of Brian R. Kahn and W. Kenneth Butler, Jr. to the two seats on the Board that are open for election at the 2014 Annual Meeting.

The full text of the letter follows:

April 29, 2014

Ray Robinson, Chairman

Aaron’s, Inc.

309 East Paces Ferry Road, NE

Atlanta, GA 30305-2377

Dear Ray:

Thank you for offering me a seat on the Aaron’s Board of Directors. I am pleased that the Aaron’s Nominating and Corporate Governance Committee has, in good faith, reviewed and approved my credentials and concluded that my business experience would reasonably be expected to enhance the Board. I am willing to consider your offer to join the Board as I am eager to help the Board create value for all shareholders, but I cannot accept your proposed two year standstill because that would not be in the best interests of Aaron’s shareholders. Should the Board change its mind about requiring a two year standstill, please let us know.

Meanwhile, I think our constructive discussions established a firm ground from which we can proceed. Besides establishing that I am a suitable candidate to stand for election at the Annual Meeting in June, we also established that if shareholders choose not to re-elect the incumbent nominees at the Annual Meeting, Aaron’s would not expand its Board and reappoint a director who was voted off the Board by its shareholders. Additionally, we established that Aaron’s is able and willing to declassify the Board so that all directors can stand for re-election by its shareholders on an annual basis, instead of once every three years as is currently the case. We would encourage you to amend your proxy statement to memorialize this willingness to declassify the Board by providing shareholders with a binding vote to declassify at the Annual Meeting.

We also understand your view that current Aaron’s franchisees would not be considered independent directors, and that the Board prefers to focus on adding independent directors to replace departing directors. We further understand that an election that asks shareholders to choose between a sitting CEO and a franchisee to hold a Board seat could increase the damaged relations that already exist between management and the franchisee community. Since you now only have two seats up for election at this year’s Annual Meeting, and since you have already vetted and approved my candidacy for one of those seats, we will agree not to put Aaron’s or its franchisees in that uncomfortable position of fighting between themselves for whether or not a franchisee should be elected to the second seat. Rather, Ken Butler will stand as our nominee for the second seat at the Annual Meeting.

Very truly yours,

/s/ Brian R. Kahn

Brian R. Kahn

Managing Member

Vintage Capital Management, LLC

Additional Information and Where to Find It

Vintage Capital Management, LLC (“VCM”), collectively with Kahn Capital Management (“KCM”), W. Kenneth Butler, Jr., Matthew E. Avril, Spencer S. Smith, Thomas R. Bernau and Brian R. Kahn, are participants in the solicitation of proxies from shareholders in connection with the 2014 Annual Meeting of Shareholders (the “Annual Meeting”) of Aaron's, Inc. (the “Company”). VCM intends to file a proxy statement (the “2014 Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies for the Annual Meeting.

VCM, KCM and Mr. Kahn may be deemed to beneficially own 7,277,000 shares of the Company's common stock, representing approximately 10.1% of the Company's common stock. None of the other participants owns in excess of 1% of the Company's common stock. Additional information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the 2014 Proxy Statement and other relevant documents to be filed with the SEC in connection with the Annual Meeting. On February 7, 2014, VCM submitted an offer to acquire the Company for $30.50 per share in cash. On April 17, 2014, VCM withdrew that offer.

Promptly after filing its definitive 2014 Proxy Statement with the SEC, VCM intends to mail the definitive 2014 Proxy Statement and a WHITE proxy card pursuant to applicable SEC rules. SHAREHOLDERS ARE URGED TO READ THE 2014 PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain, free of charge, copies of the definitive 2014 Proxy Statement and any other documents filed by VCM with respect to the Company with the SEC in connection with the Annual Meeting at the SEC's website (http://www.sec.gov) or by writing to Vintage Capital Management, LLC, 4705 S. Apopka Vineland Road, Suite 210, Orlando, FL 32819.

About Vintage Capital Management, LLC

Vintage Capital Management, LLC (“VCM”) is a value-oriented, operations-focused private and public equity investor specializing in the aerospace & defense, manufacturing and consumer sectors with a 15-year track record of consistently successful returns. VCM adheres strictly to a capital preservation approach defined by its commitment to control (economic or otherwise); vigilant analysis; structural advantages; and partnership with successful operators well known to VCM.

Contact

Brian R. Kahn

Vintage Capital Management, LLC

(407) 909-8015

bkahn@vintcap.com